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                           June 23, 2023

       Juan Sottil
       Chief Financial Officer
       Vesta Real Estate Corporation, S.A.B. de C.V.
       Paseo de Tamarindos No. 90, Torre II, Piso 28, Col.
       Bosques de las Lomas
       Cuajimalpa, C.P. 05210
       Mexico City
       United Mexican States

                                                        Re: Vesta Real Estate
Corporation, S.A.B. de C.V.
                                                            Registration
Statement on Form F-1, as amended on Form F-1A1
                                                            File June 8, 2023
and June 16, 2023
                                                            File No. 333-272532

       Dear Juan Sottil:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 8, 2023

       Cover Page

   1. Please revise your registration statement to include all information that may not be omitted pursuant to
Rule 430A, including the total number of ADS being offered pursuant to this registration
statement. Please refer to Question 227.02 of the Compliance and
                                                        Disclosure
Interpretations for Securities Act Rules.
 Juan Sottil
Vesta Real Estate Corporation, S.A.B. de C.V.
June 23, 2023
Page 2
Exhibit Index
Exhibit 5.1 - Opinion of Ritch, Mueller y Nicolau, S.C., page II-4

2.     We note that your legal opinion states that the    Common Shares
underlying the ADSs that
       are the subject of the Offering, have been duly authorized and issued and, when the ADSs are delivered and paid forth as set forth in the Registration Statement, the ADSs will be
       fully paid and non-assessable.    Please revise your legality opinion to
opine that the
       common shares, underlying the ADSs, will be fully paid and non-assessable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameJuan Sottil
                                                       Division of Corporation
Finance
Comapany NameVesta Real Estate Corporation, S.A.B. de C.V.
                                                       Office of Real Estate &
Construction
June 23, 2023 Page 2
cc:       Drew Glover, Esq.
FirstName LastName